Exhibit 23
W. R. Berkley Corporation Profit Sharing Plan
Consent of Independent Registered Public Accounting Firm

The Plan Administrator
W. R. Berkley Corporation Profit Sharing Plan:
We consent to the incorporation by reference in the registration statement No. 333-225579 on Form S-8 of W. R. Berkley Corporation of our report dated July 1, 2019, with respect to the statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2018 and the related notes (collectively, the “financial statements”), and the supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of the Plan.

/s/ KPMG LLP
New York, NY
July 1, 2019